

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2015

Via E-mail
Mr. Daniel Martinez
President, Chief Executive Officer and Director
Midwest Oil and Gas Inc.
400 West Sycamore Street
Independence, Kansas 67301

> **Re: Midwest Oil and Gas Inc.**
> **Form 10-K for the Fiscal Year ended January 31, 2014**
> **Filed May 29, 2014**
> **Form 10-Q for the Fiscal Quarter ended October 31, 2014**
> **Filed December 22, 2014**
> **Response Letter dated January 26, 2015**
> **File No. 000-54666**

Dear Mr. Martinez:

We have reviewed your January 26, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2015 letter.

Form 10-K for the Fiscal Year ended January 31, 2014

General

1. We note that you have not complied with prior comments 1, 2, 3, 4 and 5, regarding various property-related disclosures, including estimates of production and valuation that are not permissible under Item 1202 of Regulation S-K; the information about oil and gas producing activities required by FASB ASC 932-235-50, including proved reserves and the standardized measure; recognition in your financial statements of various transactions in advance of consummation, contrary to FASB ASC 805-50-25-1; and the implications of having received a notice of termination pertaining to properties you claim to have

acquired. You will need to address the specific reporting and accounting guidance that we have identified or explain why you believe it does not apply to you.

For example, if you believe that effective dates preceding transaction dates represent acquisition dates under GAAP, refer to the definition of acquisition date in FASB ASC 805-50-20, and explain how you had established control on the earlier dates. We suggest that you contact us by telephone if you require further clarification or guidance.

We reissue prior comments 1, 2, 3, 4 and 5.

2.   We note the policy disclosure you proposed in response to prior comment two states "Unproved oil and gas properties are assessed periodically for impairment based on remaining lease terms, drilling results, reservoir performance, commodity price outlooks, future plans to develop acreage and other relevant matters." You also have disclosure on page 8 stating "Because the probability of an individual prospect ever having reserves is extremely remote, any funds spent on exploration will probably be lost. The probability of an individual prospect ever having reserves is extremely remote. In all probability the property does not contain any reserves. As such, any funds spent on exploration will probably be lost which will result in a loss of your investment."

Please submit the assessments that you performed as of January 31, 2014 and at each subsequent interim reporting date, in concluding that the carrying amount reported for oil and gas properties was not impaired; it should be clear how each factor mentioned in your policy was considered, and how your conclusions are not inconsistent with the disclosure referenced above, if this is your view.

You may contact Joseph Klinko at (202) 551-3824 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief